Loop Capital Markets LLC

Financial Statements and Supplemental Information
December 31, 2024
With Report of Independent Registered Public Accounting Firm
(SEC I.D. No. 8-50140)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and in accordance with Regulation 1.10(g) under the Commodity Exchange Act. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

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SEC FILE NUMBER
8-50140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Loop Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S Financial Pl. Suite 2700
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Reynolds	312-913-4900	jim.reynolds@loopcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thonton LLP
(Name – if individual, state last, first, and middle name)

171 N. Clark Street Suite 200	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

09/24/2023	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reynolds _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Loop Capital Markets LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
WANDA D WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
COOK COUNTY
MY COMMISSION EXPIRES 08/03/2025

Signature:

Title:
Chairman & CEO

Wanda D. White
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Contents



GRANT THORNTON LLP

757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Board of Managers
Loop Capital Markets LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (a Delaware single member limited liability company) (the "Company") as of December 31, 2024, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, *Segment Reporting (Topic 280)*.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles



used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2022.

New York, New York
February 28, 2025

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	14,291,316
Cash segregated in compliance for regulatory purposes		52,449
Deposit with broker-dealers and clearing organizations		5,120,000
Financial instruments owned, at fair value		11,674,278
Securities borrowed		145,206,354
Securities purchased under agreements to resell		4,456,772,299
Receivable from clearing brokers, net		31,843,584
Investment banking receivables		2,800,059
Fees, general and commissions receivable, net of allowance of $10,200,000		1,826,866
Due from affiliates		3,165,864
Private investments, at fair value		9,195,982
Operating lease right-of-use assets		8,965,839
Fixed assets, net		978,191
Other assets		1,859,290
Total assets	$	4,693,752,371

Liabilities and Member's Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	5,618,523
Securities sold under agreements to repurchase		4,557,283,504
Payable to clearing brokers, net		9,631,154
Operating lease liabilities		11,984,029
Compensation payable		17,285,242
Accounts payable, accrued expenses and other liabilities		9,678,152
Total liabilities		4,611,480,604
Member's equity		82,271,767
Total liabilities and member's equity	$	4,693,752,371

The accompanying notes are an integral part of these financial statements.

3

Loop Capital Markets LLC

Statement of Operations
Year Ended December 31, 2024

Revenue:		
Investment banking	$	94,851,338
Commissions, net		49,623,553
Interest and dividends		15,196,398
Principal transactions, net		1,552,363
Other revenues		5,469,473
Total revenues		166,693,125
Expenses:		
Employee compensation and benefits		66,831,041
Investment banking expenses		29,174,874
Brokerage, clearing and trade execution		19,352,971
Services fees, to affiliate		14,204,985
Communications and technology		8,441,356
Professional fees and insurance		2,874,028
Occupancy		2,529,148
Interest expense		539,459
Other expenses		5,365,807
Total expenses		149,313,669
Net income	$	17,379,456

The accompanying notes are an integral part of these financial statements.

Loop Capital Markets LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2024

Balance, January 1, 2024	$	-
Increase in subordinated borrowings		-
Paydown of subordinated borrowings		-
Balance, December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

Loop Capital Markets LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2024

Balance, January 1, 2024	$	86,052,160
Net income		17,379,456
Distributions		(21,159,849)
Balance, December 31, 2024	$	82,271,767

The accompanying notes are an integral part of these financial statements.

Loop Capital Markets LLC

Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net income	$	17,379,456
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		35,993
Amortization of right-of-use assets		1,063,816
Unrealized gains on private investments, net		(1,257,612)
Changes in operating assets and liabilities:		
Financial instruments owned, at fair value		(7,848,844)
Securities borrowed		(21,342,901)
Securities purchased under agreements to resell		1,980,665,506
Receivable from clearing brokers, net		39,156,787
Investment banking receivables		401,169
Fees, general and commissions receivable		81,823
Due from affiliates		(2,184,508)
Other assets		(205,276)
Financial instruments sold, not yet purchased, at fair value		4,850,540
Securities sold under agreements to repurchase		(1,998,136,940)
Payable to clearing brokers, net		9,631,154
Due to affiliates		(448,413)
Operating lease liabilities		(441,194)
Compensation payable		(312,602)
Accounts payable, accrued expenses and other liabilities		1,571,680
Net cash provided by operating activities		22,659,634
Cash Flows from Investing Activities		
Purchase of leasehold improvements		(608,611)
Purchase of private investments		(347,044)
Net cash used in investing activities		(955,655)
Cash Flows from Financing Activities		
Member distributions		(20,500,000)
Net cash used in financing activities		(20,500,000)
Net increase in cash and cash segregated in compliance for regulatory purposes		1,203,979
Cash and cash segregated in compliance for regulatory purposes:		
Beginning of year		13,139,786
End of year	$	14,343,765
Supplemental disclosures of cash flow information		
Interest paid	$	539,459
Additions for right of use asset	$	(9,333,962)
Additions for lease liability	$	11,897,962
Reclassification of short term liability to lease liability	$	(2,564,000)
Non-cash distribution (Note 3)	$	659,849

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Loop Capital Markets LLC (the Company), a Delaware single member limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) which serves as the Company's Designated Examining Authority. The Company is a member of the National Futures Association (NFA) and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing futures broker. The Company is a netting member of the Government Securities Division (GSD) of the Fixed Income Clearing Corporation (FICC). The Company is a wholly-owned subsidiary of Loop Capital, LLC (the Parent).

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for federal, state and local income tax purposes. The Company's income is included in the tax returns of the Parent.

The Company engages in investment banking and financial advisory services for mergers and acquisitions, trading fixed income securities on a principal basis, equity, futures and options brokerage, fixed income analytical services, equity research, and matched book activities using repurchase and reverse repurchase agreements collateralized by fixed income securities for institutional customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash

Cash consists of cash held on deposit with BMO Bank N.A., The Bank of New York Mellon and CIBC Bank USA.

Cash Segregated in Compliance for Regulatory Purposes

At December 31, 2024, $52,449 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. During the year ended December 31, 2024, the Company did not maintain possession or control of customer cash or securities.

Deposit with Broker-Dealers and Clearing Organizations

Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers and the FICC. As of December 31, 2024, the Company had deposits of $5,120,000.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Sold, at Fair Value

Financial instruments owned and sold, not yet purchased, if any, consist of equity and debt securities. They are reported in the statement of financial condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Unrealized gains and losses on securities owned and securities sold, not yet purchased are recognized in the statement of operations as principal transactions, net. Financial instruments sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Fair Value of Financial Instruments

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government and government agency securities, and most state, municipal and corporate obligations.

Level 3: Valuations are based on valuation techniques that reflect the Company's best estimate of fair value it believes market participants would use in pricing the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed transactions are carried at the amount of cash collateral advanced. As of December 31, 2024, all contracts were held on an overnight basis. Securities borrowed transactions require the Company to deposit cash with the lender of an amount generally in excess of the market value of securities borrowed. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral deposited or refunded as required. Securities borrowed fees represent interest (rebate) on the cash deposited as collateral on the securities borrowed. Interest on such contract amounts is accrued and is included on the statement of financial condition in securities borrowed.

The table below presents the remaining contractual maturity of securities borrowed at December 31, 2024.

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
	(In millions)				
Securities borrowed	$ 100	$ 45	$ -	$ -	$ 145

Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are collateralized by U.S. Agency mortgage backed securities and U.S. Treasury securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. The Company manages liquidity risks by sourcing funding from a diverse group of counterparties. These counterparties are principally REIT's, broker-dealers, hedge funds or other financial institutions. Any accrued interest receivable and accrued interest payable on outstanding reverse repo and repo transactions are included in Securities purchased under agreements to resell, or Securities sold under agreements to repurchase, accordingly, in the Statement of Financial Condition. In accordance with ASC Topic 860-30-2, the Company accounts for repo and reverse repo transactions as secured borrowings.

For securities purchased under agreements to resell carried at contract value, the Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

Receivable from and Payable to Clearing Brokers, net

Receivables and payables related to trades pending settlement are recorded and netted in receivables from clearing brokers, net in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements. At December 31, 2024, the Company had $31,843,584 due from its clearing broker, which consisted of cash, interest, dividends, fees earned on unsettled trades, and unrealized gain/loss on open exchange traded futures.

2. Summary of Significant Accounting Policies (continued)

Private Investments, at Fair Value

The Company's private investments include a structured note, convertible notes/preferred shares, privately held equity, and Special Purpose Acquisition Corporations (SPACs) equities with limited trading. Private investments are accounted for at fair value, as required. As these instruments do not have readily determinable fair values, they are instead valued using a net asset methodology, the income or market approach.

Allowance for Expected Credit Losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company measures all financial receivables held at amortized cost for an allowance of credit losses in accordance with ASC 326, which comprise of securities borrowed, securities purchased under agreements to resell, fees and other receivables from non-related parties carried at amortized cost, including, but not limited to, receivable from clearing brokers, net, investment banking receivables, advisory fees, general receivables, and commissions receivable.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee, general and commission receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection in accordance with industry standards.

The Company's receivables from clearing brokers, net includes deposits of cash with exchange clearing organizations to meet amounts due from clearing organizations for daily futures variation settlements, receivables and payables for fees and commissions, and receivables arising from unsettled transactions. These receivables generally do not give rise to material credit risk, therefore any such allowance is de minimis to the financial statements due to their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. The Company's accounts receivable related to investment banking are historically paid within 90 days after the transactions are closed. These fees are contractual in nature and take seniority in the order of how the funds are distributed. As of December 31, 2024, the Company has recorded an allowance due to estimated credit loss of $10,200,000.

2. Summary of Significant Accounting Policies (continued)

Allowance for Expected Credit Losses (continued)

For securities borrowed and securities purchased under agreements to resell, the Company applies a practical expedient to measure the allowance for credit losses based on the fair value of the securities borrowed and the securities purchased under agreements to resell. If the fair value of the securities borrowed or purchased falls below the carrying value or the amount of cash deposited as collateral, and the securities lender or seller is expected to refund the excess as needed, the Company will not recognize an allowance.

The following table shows a rollforward of the allowance for credit losses for the year ended December 31, 2024:

Balance, January 1, 2024	$ 10,000,000
Provision for doubtful accounts	447,000
Charge-offs	(247,000)
Recoveries	-
Balance, December 31, 2024	$10,200,000

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses that include investment banking expenses, accounts payable and employee benefits.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses and commissions. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to the Company's business, and the Company's performance.

Fixed Assets

Fixed assets include furniture, equipment and artwork. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Artwork is recorded and held at cost.

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. As of December 31, 2024, the Company did not have an impairment of long-lived assets.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with customers (ASC 606), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments may be required in the application of the five-step model including: when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company applies this model to its investment banking, commissions, and other revenues. ASC 606 does not apply to interest and dividends or principal transactions, net.

The Company's principal sources of revenue are generated within the following types of transactions:

Investment Banking

Investment banking, which includes sole, senior managed, co-managed, selling group transactions and financial advisory fees are recognized when the performance obligation is satisfied. A performance obligation is satisfied once control of the service is transferred to the customer and the transaction price reflects the consideration expected to be received in exchange for such services. In determining the transaction price, during a senior managed underwriting, the Company considers multiple factors, including the effects of variable consideration, if any. The transaction price is determined at the inception of the contract and the control and service are transferred to the customer when the underwriting cycle has been substantially completed. Most underwriting performance obligations are satisfied at a point in time.

In a senior managed or sole transaction, the Company is the lead manager responsible for the fulfillment of the services being provided and the determination of the transaction price, thus acts as a principal. In a senior managed underwriting transaction, revenue is recorded gross of syndicate related expenses, which are recorded separately in investment banking expenses on the statement of operations. In most co-managed underwritings, the Company does not have primary responsibility for the fulfillment of services, nor the determination of the transaction price, thus acts as an agent in the transaction and records revenue net of expenses.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

For financial advisory fees, management evaluates and takes into consideration all the facts and circumstances related to each financial advisory transaction to determine when control of an asset has transferred to a customer. The Company generates revenue related to financial advisory fees that are recorded both at a point in time and over time. If the performance obligation is satisfied at a point in time, the related revenue is recognized at the point in time the customer obtains control of the asset underlying the performance obligation. If the performance obligation is satisfied over time, the related revenue is recognized over time once the Company can reasonably measure its progress toward complete satisfaction of the performance obligation. For the year ended December 31, 2024, the Company recorded $782,063 of financial advisory fees in investment banking on the statement of operations. The Company had receivables related to investment banking fees of $2,800,059 as of December 31, 2024 on the statement of financial condition.

Commissions, net

Commissions and related brokerage revenues are recognized on a trade date basis. The Company permits customers to allocate a portion of their commissions to pay for research products or to third party brokers, commonly referred to as "soft dollar arrangements" and "commission sharing arrangements", respectively. The Company acts as an agent in these arrangements as the customer controls the use of these payments. Accordingly, amounts allocated in these arrangements are netted against commission revenues. The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. For fees earned for auction rate transactions, the Company will record expenses net of fees earned. For year ending December 31, 2024, the Company did not record a loss on commissions. The Company had commission receivables of $1,317,272 at December 31, 2024, which are included in the fees, general and commission receivable on the statement of financial condition.

Interest and dividends

Interest and dividend income are earned from repo activities and cash held in either brokerage or banking accounts. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Principal transactions, net

Proprietary securities transactions are recorded on trade date, as if they had been settled and are carried at fair value. Profits and losses arising from these securities transactions are recorded on a trade-date basis. The resulting gains and losses are reflected in principal transactions, net on the statement of operations. The Company presents securities transactions that have not reached their contractual settlement date on a net basis on the statement of financial condition in accordance with ASC 940-20-45-3.

Other revenues

Other revenues include realized and unrealized gains and losses from the Company's private investments and equity research fees paid to the Company for providing access to equity research are generally recognized upon receipt. Equity research revenue is recognized once access to research has been provided and the customer has benefited from the research.

2. Summary of Significant Accounting Policies (continued)

Principles for Consolidation

The Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by ASC Topic 810, *Consolidation* (ASC 810). A variable interest entity (VIE) is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the VIE. The Company's variable interests in VIEs include privately-held equity and structured note investments. The Company has determined that it does not meet the definition of a primary beneficiary in accordance with ASC 810. As such, the investments are not consolidated and are recorded as Private Investments at fair value on the statement of financial condition. The maximum exposure to loss often differs from the carrying value of the variable interests as the maximum exposure to loss is dependent on the nature of the variable interests. The Company's maximum exposure cannot be quantified but would be limited to the investment amount and the notional amounts of certain commitments and guarantees. See Note 3 for fair value considerations over the structured note and the privately held equity.

Leases

The Company recognizes and measures its leases in accordance with ASC Topic 842, *Leases*. ASC 842 requires leases longer than 12 months to recognize a right-of-use (ROU) asset and a lease liability on the statement of financial condition. The Company leases office space in various locations under non-cancelable operating leases that expire during various times through July 2039. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are modified. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment. The Company has elected to account for a short-term lease by recognizing the lease payments in profit or loss on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payment is incurred.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company initially recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease based on the net present values with the lease terms including options to extend or terminate the lease when the Company is reasonably certain that the options will be exercised. The ROU assets include any prepaid lease payments and initial direct costs, less any lease incentives. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision-maker ("CODM") and included within each reported measure of segment profit and loss. The amendments also require disclosure of all the other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024. The Company adopted the guidance for the year ended Dember 31, 2024. See Note 12 for required disclosures on the Company's operating segment.

3. Fair Value of Financial Instruments

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Equities - Equities are U.S. exchange listed equities with values based on quoted market prices in active markets for identical assets are classified within Level 1 of the fair value hierarchy. Restricted equities for which trading activity may not be readily observable are stated at fair value and classified within Level 2 of the fair value hierarchy. The estimated fair value assigned by management is determined based on quotations provided by published pricing services.

Municipal bonds - Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or (3) in certain instances securities are valued principally using dealer quotations.

Municipal bonds are categorized in Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. government securities - U.S. government securities that are measured based on quoted market prices are categorized in Level 1 of the fair value hierarchy. Valuation adjustments are not applied.

3. Fair Value of Financial Instruments (continued)

Mortgage-Backed Securities - Mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy. As of December 31, 2024, the firm had $49,067 in Mortgage-Backed Securities.

Derivative contracts - Derivative contracts are exchange-traded derivatives, such as futures contracts, that are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. Fair values for futures contracts are based on quoted market prices. These instruments are recorded at fair value based on industry standard pricing services. As of December 31, 2024, the firm had no Derivative contracts.

Private investments - Private investments include a structured note, convertible notes/preferred shares, privately held equity, and Special Purpose Acquisition Corporations (SPACs) equities with limited trading. These instruments do not have readily determinable fair values and are classified as Level 3 hierarchy. Privately held equity is valued using the net asset methodology. The structured note is valued using the income approach. Privately held early-stage debt and convertible preferred shares debt are valued using the market approach. The approach takes into consideration cost, the account terms and liquidity, developments since the acquisition of the investment, the sale price of recently issued similar securities, the financial condition and operating results of the issuer, earnings trends, and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The SPAC equities are valued using the market approach using the listed price with consideration for any discount due to the life cycle of the deal.

3. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Description	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Municipal bonds	-	6,157,738	-	6,157,738
Corporate bonds	-	5,292,002	-	5,292,002
Government securities	224,538	-	-	224,538
Private Investments:				
Structured note	-	-	683,985	683,985
Convertible notes	-	-	7,406,637	7,406,637
Privately held equity	-	-	347,044	347,044
Preferred shares	-	-	758,316	758,316
	$ 224,538	$ 11,449,740	$ 9,195,982	$ 20,870,260
Liabilities				
Financial Instruments sold, not yet purchased:				
Corporate bonds	-	1,423,322	-	1,423,322
Government securities	4,195,201	-	-	4,195,201
	$ 4,195,201	$ 1,423,322	$ -	$ 5,618,523

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs, and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weights may be applied to industry standard models representing standard valuation metrics such as market multiples, comparative transactions, and changes in the market environment for similar investments. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements, as of reporting date. The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

There were no transfers between the Company's Levels 1, 2 and 3 classified instruments during the year ended December 31, 2024.

3. Fair Value of Financial Instruments (continued)

The following table summarizes information about the significant unobservable inputs and ranges used in the fair value measurement of the Company's Level 3 financial instruments as of December 31, 2024:

	Fair Value at December 31, 2024	Valuation Techniques	Significant Unobservable Input	Range	Weighted Average [1]
Structured note	$683,985	Income approach	Discount Rate	14.70%	14.70%
Convertible notes	7,406,637	Market approach	Discount Rate	10% - 24%	13.70%
Privately held equity	347,044	Net asset methodology	Transaction Price	N/A	N/A
Preferred shares	758,316	Market approach	Transaction Price	$0.43 - $5.90	$0.57
Total Level 3	$9,195,982				

[1] Unobservable inputs were weighted by the relative fair value of the financial instruments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended December 31, 2024:

	Beginning Balance	Realized/ Unrealized gains/(losses)	Purchases	Equity Conversion	Net transfers into (out of) Level 3	Ending Balance
Structured note	$ 1,121,180	$ (437,195)	$ -	$ -	$ -	$ 683,985
Convertible note	4,672,797	1,257,612	-	1,476,228	-	7,406,637
Privately held equity	1,476,228	-	347,044	(1,476,228)	-	347,044
Preferred shares	758,316	-	-	-	-	758,316
Total	$ 8,028,521	$ 820,417	$ 347,044	$ -	$ -	$ 9,195,982

In accordance with ASC 820-10-50-2(d), the Company recorded net unrealized gain of $1,257,612 in principal transactions, net on the statement of operations. The structured note reduction is a non-cash tax credit of $659,849, which includes interest, that was subsequently distributed to the Parent through member's equity.

4. Securities Purchased and Sold under Agreements to Resell and Repurchase

The Company enters into reverse repo and repo transactions to engage in U.S. Agency mortgage-backed and U.S. Treasury matched book trading activities. The Company receives cash or securities as collateral under reverse repo and repo agreements. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. These repledged and pledged securities transactions are in the normal course of business.

At December 31, 2024, the approximate fair value of securities received as margin that could be sold or repledged by the Company was $19,678,855, which was substantially rehypothecated to third parties.

As of December 31, 2024, the Company pledged $31,770,573 of U.S. government securities obtained under resale agreements to the FICC to meet clearing deposit requirements.

Fair value of the securities purchased and sold under agreements to resell and repurchase approximates the carrying values as the collateral consists of short-term government backed securities.

4. Securities Purchased and Sold under Agreements to Resell and Repurchase (continued)

The following table presents obligations for repurchase agreements by remaining contractual maturity at December 31, 2024. Amounts are shown on a gross basis, prior to netting shown on the Company's statement of financial condition.

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
			(In millions)		
Securities sold under repurchase agreements	$ 4,580	$ 300	$ -	$ -	$ 4,880

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45 are satisfied. The following table presents the gross and net resale and repurchase agreements and the related offsetting amounts as of December 31, 2024 permitted under ASC 210-20-45.

	Gross amounts of recognized assets/liabilities	Gross amounts offset on the statement of Financial Condition	Net amounts of assets/liabilities included on the statement of financial condition
		(In millions)	
Securities purchased under resell agreements	$ 4,780	$ (323)	$ 4,457
Securities sold under repurchase agreements	$ 4,880	$ (323)	$ 4,557

5. Fixed Assets

Fixed assets consisted of the following as of December 31, 2024:

Furniture and fixtures	$	1,525,589
Equipment		1,714,727
Leasehold improvements		608,611
Artwork		405,573
		4,254,500
Less:		
Accumulated depreciation-furniture and fixtures		(1,525,589)
Accumulated depreciation-equipment		(1,714,727)
Accumulated depreciation-equipment		(35,993)
Fixed assets, net	$	978,191

6. Financing

The Company enters into a revolving line of credit agreement for a total commitment amount of $50 million to obtain supplemental liquidity for the clearance and settlement of repurchase, securities lending and other transactions. The revolving line of credit bears interest on the outstanding principal amount at a rate per annum equal to the Federal Funds effective rate plus 3.5%. The current credit facility expires on October 13, 2025 and may be extended for another year upon request by the Company. In addition, the Company maintains a demand revolving line of credit facility for advances up to $75 million on which it intermittently draws based on business needs. The demand line of credit is offered at an interest rate per annum equal to 2.45% plus the upper limit of the Federal Funds target range with an additional non-refundable facility fee at the rate of 0.125% per annum on the total commitment amount. Both lines of credit facilities are provided by large financial institutions and collateralized by securities and other properties as specified in their respective agreements. During the year ended December 31, 2024, the Company incurred a facility fee of $525,334 which was included in interest expense on the statement of operations. As of December 31, 2024, the Company had no outstanding borrowings under the aforementioned credit facilities.

7. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made $994,909 matching contributions during the year ended December 31, 2024.

8. Leases

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating Lease Cost	$	1,063,816
Variable Lease Cost		851,885
Short-Term Lease Cost		251,608
Total lease cost	$	2,167,309

Other information related to leases as of December 31, 2024 were as follows:

Weighted average remaining lease term:
    Operating leases   14.59 years

Weighted average discount rate:
    Operating leases   4.46%

8. Leases (continued)

Future lease payments under non-cancelable operating leases as of December 31, 2024, for the remaining lease term by year and in the aggregate are:

2025	$	815,979
2026		836,334
2027		1,031,760
2028		1,057,583
2029		1,083,928
Thereafter		11,860,956
Total 2025 minimum lease payments	$	16,686,540
Less imputed Interest		(4,702,511)
Present Value of Lease Payments	$	11,984,029

Rent expense was $2,167,309 for the year ended December 31, 2024 and is included in occupancy on the statement of operations.

9. Related Party

The Company has an expense sharing agreement with the Parent. For the year ended December 31, 2024, the Company paid administrative fees for certain services and personnel necessary for the operation of the business to Loop Capital, LLC in the amount of $14,175,000 included in service fees, to affiliate on the statement of operations. At December 31, 2024, the Company had a receivable of $2,287,460 due from Loop Capital, LLC included in due from affiliates on the statement of financial condition.

The Company collaborates with Loop Capital Financial Consulting Services, an affiliate, on different engagements for clients. Fees earned by the Company for those engagements were $2,609 and are included in other revenue on the statement of operations.

In the ordinary course of business, the Company transacts business with and incurs amounts due from and payable to other affiliates. The Company had receivables from other affiliated entities, Loop Capital Financial Consulting Services, Loop Pace Holdings, LLC, Loop Capital Investment Management, LLC, LCRE Ventures, LLC, Loop Capital Holdings LLC, and Loop Capital Asset Management-TCH LLC in the amount of $878,404. At December 31, 2024, this amount was included in due from affiliates on the statement of financial condition.

10. Off-Balance Sheet and Credit Risk

Guarantees

In July 2021, the Company's privately held equity investment entered into a loan agreement with a borrowing capacity of $11.6 million. The Company provided a guarantee of up to 27.76% of the privately held equity's obligations under the loan facility through a guaranty agreement. In accordance with ASC Topic 460, *Guarantees*, a guarantor is required to disclose a contingent component of a guarantee only if the guarantee is probable. As the Company determined that there is no indication that the privately held equity will not repay the loan, the guarantee is not considered probable.

10. Off-Balance Sheet and Credit Risk (continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, future commission merchants and other financial institutions. Amounts due to broker-dealers, if any, and financial instruments sold, not yet purchased, are collateralized by securities owned and cash on deposit with the Company's clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal account loaned under resale agreements.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk. The Company uses exchange-traded foreign currency futures to hedge interest rates and market risks associated with fixed income securities.

The Company is a member of FICC, a clearing organization that trades and clears securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other on defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

11. Commitments and Contingent Liabilities

The Company executes and clears customer transactions with another broker-dealer on a fully disclosed basis, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

A commercial bank issued a standby letter of credit on behalf of the Company to a landlord for a Chicago, Illinois operating lease in the amount of $1,750,000.

In the ordinary course of business, the Company may be named as a defendant in, or be a party to, various pending and threatened legal proceedings. The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. Operating Segment

The Company has identified James Reynolds, Jr., CEO of Loop Capital Markets LLC, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM manages the Company as a single line of business, a securities broker dealer, that is considered a single reportable segment entity. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During the fiscal year December 31, 2024, the Company did not derive more than 10 percent of its total revenues from a single external customer.

The following table presents the segment revenue and significant expenses for the year end December 31, 2024.

Revenue	$	166,693,125
Less:		
Employee compensation and benefits		66,890,264
Variable costs		48,527,845
Fixed costs		33,320,108
Other expenses		575,452
Net income	$	17,379,456

Variable costs include brokerage and clearing, investment banking and client connectivity costs. Fixed costs include technology, professional fees, occupancy, business development and allocated administrative costs from the Parent. See Note 9 for additional disclosure on related party transactions. Other expenses include interest expense, depreciation and amortization.

12. Operating Segment (continued)

The following table presents the other required segment disclosures for the year ended December 31, 2024.

Other segment disclosures	
Revenue from external customers	144,472,282
Principal transactions	1,552,363
Interest revenue	15,196,398
Other revenues	5,472,082
Total revenues	166,693,125
Interest expense	539,459
Depreciation and amortization	35,993

13. Regulatory Requirements

As a registered broker-dealer, the Company is subjected to the Uniform Net Capital Rule 15c3-1 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital, as defined by SEA Rule 15c3-1(a)(4), is equal to the greater of $250,000 or 2 percent of aggregated debits arising from customer transactions as shown in the Computation for Determination of Customer Account Reserve Requirements pursuant to SEA Rule 15c3-3. As an introducing broker registered with the CFTC, the Company is also subject to the net capital requirements of Regulation 1.7 of the Commodities Exchange Act (Regulation 1.17). Under Regulation 1.17, the Company is required to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by SEC Rule 15c3-1, whichever is greater. As of December 31, 2024, the Company had net capital and net capital requirements of $63,018,830 and $250,000, respectively. The minimum net capital may effectively restrict the payment of distributions.

As a clearing firm, the Company is also subject to SEA Rule 15c3-3, which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions. As of December 31, 2024, the Company was not required to and did not hold any customer money or securities.

Certain advances to the Parent, dividend payments and other equity withdrawals are subject to notification and other provisions of the SEC Rule.

14. Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date through the issued date of the financial statements and has determined that there were no additional subsequent events requiring adjustment or disclosure.

Loop Capital Markets LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the U.S. Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
December 31, 2024

Schedule I

Total member's equity		$ 82,271,767
Deductions and/or charges:		
Nonallowable assets from statement of financial condition:		
Receivables from brokers and dealers, aged	$ 3,063,081	
Due from affiliates	3,165,864	
Fixed assets	978,191	
Dividends and interest receivable	231,942	
Other assets	11,055,272	
Total deductions and/or charges		18,494,350
Net capital before haircuts on proprietary positions (tentative net capital)		63,777,417
Haircuts and undue concentration on proprietary positions		758,587
Net capital, as reported in Company's Part II (unaudited) FOCUS report		63,018,830
Required net capital:		
2 % of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	250,000	
		250,000
Excess net capital		$ 62,768,830

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2024.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1	Free credit balances and other credit balances in customers' security accounts (see Note A)	0	4340
2	Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)	0	4350
3	Monies payable against customers' securities loaned (see Note C)	0	4360
4	Customers' securities failed to receive (see Note D)	0	4370
5	Credit balances in firm accounts which are attributable to principal sales to customers	0	4380
6	Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	0	4390
7	**Market value of short security count differences over 30 calendar days old	0	4400
8	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	0	4410
9	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	4420
10	Other (list)	0	4425
11	TOTAL CREDITS (sum of Lines 1-10)	0	4430

DEBIT BALANCES

12	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (see Note E)	0	4440
13	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities fail to deliver	0	4450
14	Fail to deliver of customers' securities not older than 30 calendar days	0	4460
15	Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	0	4465
16	Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (see Note G)	0	4467
17	Other (list)	0	4469
18	**Aggregate debit items (sum of Lines 12-17)	0	4470
19	**less 3% (for alternative method only - see Rule 15c3 1(a)(1)(ii)) (3% x Line Item 4470)	0	4471
20	**TOTAL Debits (Line 18 less Line 19)	0	4472

RESERVE COMPUTATION

21	Excess of total debits over total credits (line 20 less line 11)	0	4480
22	Excess of total credits over total debits (line 11 less line 20)	0	4490
23	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	0	4500
24	Amount held on deposit in "Reserve Bank Account(s)" including [0	4505] value of qualified securities, at end of reporting period	52,449	4510
25	Amount of deposit (or withdrawal) including [0	4515] value of qualified securities	0	4520
26	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including [0	4525] value of qualified securities	52,449	4530
27	Date of deposit (mmddyy)		4540

FREQUENCY OF COMPUTATION

28	Daily	4332	Weekly	x	4333	Montly	4334

**   In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1

Reference to notes in this section refer to notes to 17 CFR 240.15c3-1a

Name of Firm: Loop Capital Markets LLC

As of: 12/31/24